Exhibit 8.1

List of Subsidiaries

Subsidiaries:

•	ATA Testing Authority (Holdings) Limited, incorporated in the British Virgin Islands
•	ATA Education Technology (Beijing) Limited (formerly known as “ATA Testing Authority (Beijing) Limited”), incorporated in the People’s Republic of China
•	Xing Wei Institute (Hong Kong) Limited, incorporated in Hong Kong
•	ACG International Group Limited, incorporated in the British Virgin Islands
•	Beijing Huanqiuyimeng Education Consultation Corp., incorporated in the People’s Republic of China
•	Beijing Miusi Education Co., Ltd., incorporated in the People’s Republic of China
•	Muhua Shangce Learning Data & Technology (Beijing) Limited (formerly known as “ATA Learning Data & Technology (Beijing) Limited”), incorporated in the People’s Republic of China

Consolidated Variable Interest Entity:

•	ATA Intelligent Learning (Beijing) Technology Limited, incorporated in the People’s Republic of China

Filing date: April 13, 2021